Exhibit 99.2

March 5, 2026

The Manager- Listing

BSE Limited

(BSE: 507685)

The Manager- Listing

National Stock Exchange of India Limited

(NSE: WIPRO)

The Market Operations

NYSE: New York

(NYSE: WIT)

Dear Sir/Madam,

Sub: Press Release

Please find attached herewith copy of the Press Release which is being released today.

Thanking you,

For Wipro Limited

/s/ M Sanaulla Khan

M Sanaulla Khan

Company Secretary

Wipro Limited Appoints Laura Miller to its Board

E. BRUNSWICK, N.J. | BENGALURU, India – March 5, 2026: Wipro Limited, (NYSE: WIT, BSE: 507685, NSE: WIPRO), a leading AI-powered technology services and consulting company, today announced the appointment of Ms. Laura Marie Miller to its Board of Directors.

Ms. Miller brings more than two decades of executive leadership experience guiding large, global organizations through transformation, modernization, and sustained performance improvement. She is widely recognized for helping enterprises navigate technology and AI-driven change, aligning digital and data capabilities with business strategy to drive growth and long-term resilience.

She has held senior leadership roles across retail, hospitality, payments, and global technology operations, working closely with boards and executive teams during periods of significant change. As a member of the executive leadership team at Macy’s, Ms. Miller played a central role in shaping the company’s digital, data, and AI strategy. Earlier, she held global leadership roles at InterContinental Hotels Group and First Data.

Ms. Miller brings significant public company board experience. She previously served as a director of EVO Payments during a period of strong growth that culminated in its acquisition by Global Payments, and on the board of LGI Homes. She currently serves as a Non-Executive Director at NCR Voyix and Ahold Delhaize.

Welcoming her to the Board, Rishad Premji, Executive Chairman, Wipro Limited, said, “Laura is a proven technology leader with deep experience guiding global organizations through complex change. Her strategic leadership, public company board experience, and understanding of technology governance and risk make her a valuable addition to our Board.”

Commenting on her appointment, Laura Miller said, “I am honoured to join the Board of Wipro Limited at a time of profound change driven by AI and rapidly evolving technologies. I look forward to supporting the Company’s mission of helping clients translate innovation into meaningful and lasting business outcomes.”

Ms. Miller holds a Bachelor of Science in Information Systems Management from the University of Maryland, Baltimore County, and a Master of Science in Computer Systems Management from the University of Maryland, University College.

She will serve for 5 years, effective April 1, 2026, after shareholders’ approval.

About Wipro Limited

Wipro Limited (NYSE: WIT, BSE: 507685, NSE: WIPRO) is a leading AI-powered technology services and consulting company focused on building innovative solutions that address clients’ most complex digital transformation needs. Leveraging our consulting-led approach and the Wipro Intelligence™ unified suite of AI-powered platforms, solutions and transformative offerings, we help clients realize their boldest ambitions to build intelligent and sustainable businesses. The Wipro Innovation Network – part of the Wipro Intelligence™ suite – underpins our commitment to client-centric co-innovation and co-creation by bringing together capabilities from the innovation labs and partner labs, academia, and global tech communities. With over 230,000 employees and business partners across 65 countries, we deliver on the promise of helping our customers, colleagues, and communities thrive in an ever-changing world. For additional information, visit us at www.wipro.com.

Media Contacts:

Wipro Media Relations

media-relations@wipro.com

Forward-Looking Statements

The forward-looking statements contained herein represent Wipro’s beliefs regarding future events, many of which are by their nature, inherently uncertain and outside Wipro’s control. Such statements include, but are not limited to, statements regarding Wipro’s growth prospects, its future financial operating results, and its plans, expectations and intentions. Wipro cautions readers that the forward-looking statements contained herein are subject to risks and uncertainties that could cause actual results to differ materially from the results anticipated by such statements. Such risks and uncertainties include, but are not limited to, risks and uncertainties regarding fluctuations in our earnings, revenue and profits, our ability to generate and manage growth, complete proposed corporate actions, intense competition in IT services, our ability to maintain our cost advantage, wage increases in India, our ability to attract and retain highly skilled professionals, time and cost overruns on fixed-price, fixed-time frame contracts, client concentration, restrictions on immigration, our ability to manage our international operations, reduced demand for technology in our key focus areas, disruptions in telecommunication networks, our ability to successfully complete and integrate potential acquisitions, liability for damages on our service contracts, the success of the companies in which we make strategic investments, withdrawal of fiscal governmental incentives, political instability, war, legal restrictions on raising capital or acquiring companies outside India, unauthorized use of our intellectual property and general economic conditions affecting our business and industry.

Additional risks that could affect our future operating results are more fully described in our filings with the United States Securities and Exchange Commission, including, but not limited to, Annual Reports on Form 20-F. These filings are available at www.sec.gov. We may, from time to time, make additional written and oral forward-looking statements, including statements contained in the company’s filings with the Securities and Exchange Commission and our reports to shareholders. We do not undertake to update any forward-looking statement that may be made from time to time by us or on our behalf.